UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Fuel Systems Solutions, Inc.
Full Name of Registrant

Former Name if Applicable

780 Third Avenue, 25th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10017
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

In connection with the pending merger of Fuel Systems Solutions, Inc. (the “Company”) with Westport Innovations Inc., the Company recently concluded that an impairment analysis must be performed to determine whether the Company may be required to record an asset impairment charge.  The Company has not yet completed its analysis to determine whether an asset impairment charge would be recorded. If applicable, the estimated amount of any asset impairment charge will be determined by the Company as it finalizes its financial statements for the period ended September 30, 2015.

Accordingly, until the Company determines whether an asset impairment charge would be recorded and, if applicable, the estimated amount of any asset impairment charge, the Company will be unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2015.

Cautionary Statement Regarding Forward-Looking Statements

This Form contains certain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward looking statements. Statements in this Form that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended. Words such as: "may," "will," "would," "should," "could," "expect," "anticipate," "intend," "plan," "believe," "estimate," "predict," "potential," "continue," "seeks," "on-going" or the negative of these terms or other comparable terminology often identify forward-looking statements, although not all forward-looking statements contain these words. You should consider statements that contain these words carefully because they describe our expectations, plans, strategies and goals and beliefs concerning future business conditions, our results of operations, financial position and our business outlook, or state other "forward-looking" information based on currently available information. There are a number of important factors that could cause actual results to differ materially from the results anticipated by these forward-looking statements. These risks and uncertainties and certain other factors which may impact our continuing business financial condition or results of operations, or which may cause actual results to differ from such forward-looking statements, include, but are not limited to, the unpredictable nature of the developing alternative fuel U.S. automotive market, customer dissatisfaction with our products or services, the inability to deliver our products on schedule, a further slowing of economic activity, our ability to maintain customer program relationships, our ability to achieve the anticipated benefits in connection with the Company’s cost-cutting initiatives and restructuring plan, potential changes in tax policies and government incentives and their effect on the economic benefits of our products to consumers, the continued weakness in financial and credit markets of certain countries, the growth of non-gaseous alternative fuel products and other new technologies, the price differential between alternative gaseous fuels and gasoline, and the repeal or implementation of government regulations relating to reducing vehicle emissions, economic uncertainties caused by political instability in certain of the markets we do business in, the impact of the Argentinian debt crisis on our business, our ability to realign costs with current market conditions, the risks associated with the anticipated merger with Westport Innovations Inc. including that we will be subject to various uncertainties and contractual restrictions while the merger is pending and failure to complete the merger could negatively affect our stock price and future business and financial results, as well as the risks and uncertainties included in our Annual Report on Form 10-K for the year ended December 31, 2014 and our other periodic reports filed with the SEC. These forward-looking statements are not guarantees of future performance. We cannot assure you that the forward-looking statements in this Form will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not place undue reliance on these forward looking statements. The forward-looking statements made in this Form relate to events and state our beliefs, intent and our view of future events only as of the date of this Form. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Pietro Bersani	(646)	502-7170
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes   ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

An analysis must be performed to determine whether the Company may be required to record an asset impairment charge.  The Company has not yet completed its analysis to determine whether an asset impairment charge would be recorded.  If applicable, the estimated amount of any asset impairment charge will be determined by the Company as it finalizes its financial statements for the period ended September 30, 2015. The Company currently expects that any estimated asset impairment charge discussed in Part III above could cause a significant change in operating income for the period ended September 30, 2015 as compared to the period ended September 30, 2014. The Company cannot, however, currently give a reasonable estimate and comparison of its results of operations for the period ended September 30, 2015 as it is currently in the process of determining whether an asset impairment charged would be recorded.

Fuel Systems Solutions, Inc.
(Name of Registrant as Specified in Charter)
 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2015	By:	/s/ Pietro Bersani
Name: Pietro Bersani
Title: Chief Financial Officer